EXHIBIT 99.1

Company Contacts: Aldo Battista Vice President and Chief Financial Officer (514) 397-2592 For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP ANNOUNCES A CHANGE TO ITS BOARD

Montreal, Quebec. August 5, 2026—Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI) announced today that, for personal reasons, Mr. Emilio B. Imbriglio has tendered his resignation as Director of the Company, effective today. Mr. Imbriglio served on the Board of Directors of the Company since 2022 and was not going to stand for re-election at the annual shareholders meeting in September 2026.

“The Board of Directors thanks Emilio for his contributions to the Company and guidance he has provided during his tenure,“ said Niccolò Rossi di Montelera, Executive Chairman of the Board and Interim CEO. “We wish Emilio continued success in all of his future endeavours.”

“Serving on Birks Group’s Board and being able to contribute to an iconic brand has been an honour and great pleasure,” said Mr. Imbriglio.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company currently operates 32 retail stores including 17 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Graff brand, one retail location in Vancouver under the Patek Philippe brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, four retail locations in Toronto under the European Boutique brand, one retail location in Toronto under the Omega brand and one retail location in Toronto under the Montblanc brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ website, www.birksgroup.com.

Forward Looking Statements

This press release contains forward looking statements which can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our senior secured credit facilities anticipated distribution of profits, and our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 21, 2026 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.